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                              April 26, 2023

       Jason Carss
       General Counsel and Secretary
       KKR Infrastructure Conglomerate LLC
       30 Hudson Yards
       New York, NY 10001

                                                        Re: KKR Infrastructure
Conglomerate LLC
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed February 3,
2023
                                                            Response Letter
dated April 21, 2023
                                                            File No. 000-56484

       Dear Jason Carss:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Correspondence filed April 21, 2023

       Exhibit A, page 4

   1. With a view towards disclosure, please provide additional details regarding your calculation of net
asset value ("NAV"), including:
                                                            the roles your
manager and board of directors play in determining your valuation procedures and,
specifically, who is ultimately responsible for the calculation of your
                                                            NAV;
                                                            cautionary language
on valuation methods and their sensitivity, and a quantitative illustration of the
sensitivity of the valuation to a percentage change in one or more key assumptions;
and
                                                            the relationship
between the purchase price of your Infrastructure Assets and the value assigned to
the Infrastructure Assets (e.g., disclosure of the cost of your
                                                            Infrastructure
Assets inclusive of capital improvements made).
 Jason Carss
KKR Infrastructure Conglomerate LLC
April 26, 2023
Page 2
      With regard to future filings, please confirm that you will provide a comparative breakdown of the components of NAV for comparable period valuations and provide the results of historical NAV calculations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameJason Carss
                                                          Division of
Corporation Finance
Comapany NameKKR Infrastructure Conglomerate LLC
                                                          Office of Real Estate
& Construction
April 26, 2023 Page 2
cc:       Mark Brod
FirstName LastName